MILLENNIA, INC.
                         2591 DALLAS PARKWAY, SUITE 102
                               DALLAS, TEXAS 75034
                                 (972) 963-0000

VIA EDGAR                                                         March 26, 2008

United States Securities and Exchange Commission
Office of Emerging Growth Companies
Division of Corporate Finance
100 F. Street N.E.
Washington, D.C. 20549
Attention:  Susan Block and Daniel H. Morris

                    Re: Millennia, Inc. Registration Statement on Form 10 (File No. 000-16974)

Ladies and Gentlemen:

     Reference is made to the above-captioned registration statement filed by Millennia, Inc. (the "Registrant") with the Securities and Exchange Commission on January 28, 2008 (the "Registration Statement"). The Registration Statement has not become effective, and the Registrant has determined to withdraw the Registration Statement to prevent it from becoming automatically effective. Accordingly, the Registrant hereby requests the immediate withdrawal of the Registration Statement together with all exhibits thereto.

     Registrant plans to refile the Registration Statement and to answer therein the comments received from the Staff on March 25, 2008.

     Please forward copies of the order consenting to the withdrawal of the Registration Statement to the undersigned via facsimile at (972) 230-9999, with a copy to Ronald L. Brown, at Andrews Kurth LLP at (214) 659-4819.

     Please do not hesitate to call the  undersigned at (972) 963-0000 or Ronald
L. Brown of Andrews Kurth LLP at (214) 649-4469 with any questions you may have regarding this letter.

                                                     Very truly yours,

                                                     MILLENNIA, INC.


                                                     By: /s/ Kevin B. Halter
                                                        ---------------------
                                                        President